UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 18, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES DISPOSAL OF TOPLOFIKATSIA ROUSSE EAD

Moscow, Russia — December 18, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the disposal of 100% of the shares of Toplofikatsia Rousse EAD (TPP Rousse, Bulgaria).
Mechel OAO announces that it has signed an agreement for the disposal of 100% of
Toplofikatsia Rousse EAD to Toplofikatsia Pleven, a privately-held Bulgarian power company. The disposal is valued at approximately 27.7 million euro based on the asset’s equity value. Toplofikatsia Pleven will assume all of TPP
Rousse’s investment obligations. Additionally, the buyer will assume the accounts payable to Mechel Carbon for historical coal deliveries in amount of
18.8 million US dollars. One of the deal’s requirements is obtaining the appropriate permission from Bulgaria’s Commission on Protection of Competition.
VTB Capital and UniCredit Bank acted as financial advisors and CMS as legal advisor to Mechel OAO in this transaction.
The disposal of TPP Rousse is fully aligned with Mechel OAO’s revised strategy aimed at development of its core businesses — consolidating the group’s leading position as a metallurgical coal producer, strengthening its positions in steel products for construction and increasing its share on the markets for high value-added steel products. The transaction was made in line with the program for restructuring the group’s assets as earlier approved by Mechel OAO’s Board of Directors.
In 2011 TPP Rousse generated 388 GWh of electricity and 236 Gcal of heat power, which resulted in 44.1 million euro in revenues and 4.2 million euro in EBITDA.
As of 31 July 2012 TPP Rousse had some 300 employees.
Commenting on the event, Stanislav Ploschenko, Mechel OAO’s Chief Financial
Officer, noted: “The transaction is a first step in implementing Mechel OAO’s renewed strategy focusing on its core business segments. All proceeds from the transaction will be used towards the repayment of the Group’s debt. On the whole, as a result of this transaction, Mechel’s leverage will be reduced by approximately 55.2 million US dollars*."
* Based upon the Russian Central Bank exchange rate of 1.3153 $/EUR as of
December 18, 2012.
***
Mechel OAO
Pavel Taran
Tel: +7 495 221-88-88
pavel.taran@mechel.com
 ***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 18, 2012	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO